                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                            MECHANICAL DYNAMICS, INC.
                            (Name of Subject Company)

                            MECHANICAL DYNAMICS, INC.
                        (Name of Person Filing Statement)


                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   583521 10 9
                      (CUSIP Number of Class of Securities)

                               MICHAEL KORYBALSKI
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            MECHANICAL DYNAMICS, INC.
                              2300 TRAVERWOOD DRIVE
                            ANN ARBOR, MICHIGAN 48105
                                 (734) 994-3800
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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[MECHANICAL DYNAMICS LOGO]                                          NEWS RELEASE

DATE:    March 18, 2002

CONTACT: Investor Relations
         Dave Peralta, Vice President and Chief Financial Officer, 734-913-2508

         Media Relations
         Carrie G. Bachman, Corporate Communications Specialist, 734-913-9251

          MSC.SOFTWARE TO ACQUIRE MECHANICAL DYNAMICS FOR $120 MILLION; MECHANICAL DYNAMICS' SHAREHOLDERS TO RECEIVE $18.85 PER SHARE IN CASH

ANN ARBOR, Mich. - Mechanical Dynamics, Inc. (Nasdaq: MDII) today announced that it has entered into a definitive agreement under which MSC.Software (NYSE: MNS) will acquire all of the common stock of Mechanical Dynamics for $18.85 per share in cash. The aggregate value of the transaction is approximately $120 million.

Michael E. Korybalski, chairman and CEO of Mechanical Dynamics, said, "We are pleased with the terms of this agreement, which affirms our commitment to deliver value to the shareholders of Mechanical Dynamics. Bringing our product and service offerings together with those of MSC.Software will drive increased efficiency, satisfaction, and success for our mutual customers."

The acquisition will be in the form of a cash tender offer and a follow-on merger, both at $18.85 per share, and is subject to customary conditions, including governmental approvals. It is expected that the tender offer will be completed in the second quarter of 2002. The boards of directors of both companies have approved the transaction. Credit Suisse First Boston acted as financial advisor to Mechanical Dynamics and provided a fairness opinion to the Board of Directors. Honigman Miller Schwartz and Cohn acted as legal advisor to Mechanical Dynamics.

The tender offer statement (including an offer to purchase, letter of transmittal, and related documents), when available, will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Mechanical Dynamics at no expense, and will also be available at no charge on the SEC's web site at www.sec.gov.

MSC.Software and Mechanical Dynamics will hold a joint conference call to discuss the acquisition on March 18 at 6:00 a.m. Pacific/ 9:00 a.m. Eastern. The conference call can be accessed by using the following dial-in numbers: U.S.
(800) 374-0151; international (706) 634-4981, conference name: MSC.Software.

MSC.Software to Acquire Mechanical Dynamics for $120 Million
March 18, 2002
Page 2 of 2

About MSC.Software
MSC.Software is a leading global provider of simulation software, with related services and systems, that help companies make money, save time, and reduce costs associated with designing and testing manufactured products. MSC.Software works with thousands of companies in hundreds of industries to develop better products faster by utilizing information technology, software, services, and systems. MSC.Software employs more than 1,300 people in 22 countries. For additional information about MSC.Software's products and services, please visit http://www.mscsoftware.com.

About Mechanical Dynamics
Mechanical Dynamics' ADAMS(R) software allows engineering teams to build and test functional virtual prototypes of complex mechanical designs, realistically simulating full-motion behavior on their computers. This helps manufacturers produce better products faster and at lower cost, with reduced risk and increased communication throughout the product development process. The company's products are used widely throughout the automotive, aerospace/defense, rail, and general machinery industries. Building on industry partnerships, strategic acquisitions, a strong product pipeline, and a dedicated team worldwide, Mechanical Dynamics has established itself as the global leader in functional virtual prototyping.

Additional information about Mechanical Dynamics can be obtained by writing to the company at 2300 Traverwood Drive, Ann Arbor, Michigan 48105. Phone:
734-994-3800. Fax: 734-994-6418. E-mail: info@adams.com. Online:
http://www.adams.com.

                                      # # #

Except for historical information contained herein, some matters discussed in this news release constitute forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those projected. These include possible delays in developing, completing, or shipping new or enhanced products, as well as other risks and uncertainties. These are detailed from time to time in reports filed by Mechanical Dynamics with the Securities and Exchange Commission, including the company's 2001 Form 10-K and most recent Quarterly Report on Form 10-Q, and the company's registration statement on Form S-1 and related prospectus dated May 14, 1996.